INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

July 15, 2016

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust Shareholder Reports

This letter summarizes the comments provided by Chad Eskildsen of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 13, 2016, regarding Sarbanes Oxley Act review of shareholder reports on Form N-CSR for the below funds (each a “Fund” and collectively, the “Funds”). Responses to all of the comments are included below:

	811-21719	INVESTMENT MANAGERS SERIES TRUST	FYE	NCSR	485B
1	S000050529	Advisory Research MLP & Equity Fund	Nov 30	2/8/2016	3/29/2016
2	S000030683	Advisory Research MLP & Energy Income Fund	Nov 30	2/8/2016	3/29/2016
3	S000030394	Advisory Research MLP & Energy Infrastructure Fund	Nov 30	2/8/2016	3/29/2016
4	S000026081	Advisory Research All Cap Value Fund	Oct. 31	1/8/2016	2/26/2016
5	S000026080	Advisory Research Emerging Markets Opportunities Fund	Oct. 31	1/8/2016	2/26/2016
6	S000029313	Advisory Research Global Value Fund	Oct. 31	1/8/2016	2/26/2016
7	S000026079	Advisory Research International All Cap Value Fund	Oct. 31	1/8/2016	2/26/2016
8	S000026082	Advisory Research International Small Cap Value Fund	Oct. 31	1/8/2016	2/26/2016
9	S000026078	Advisory Research Small Company Opportunities fund	Oct. 31	1/8/2016	2/26/2016
10	S000039509	Advisory Research Strategic Income Fund	Oct. 31	1/8/2016	2/26/2016
11	S000026203	EP China Fund	Oct. 31	1/8/2016	2/26/2016
12	S000030491	EP Emerging Markets Small Companies Fund	Oct. 31	1/8/2016	2/26/2016
13	S000034488	EP Latin America Fund	Oct. 31	1/8/2016	2/26/2016
14	S000041548	EuroPac Gold Fund	Oct. 31	1/8/2016	2/26/2016
15	S000030228	EuroPac International Bond Fund	Oct. 31	1/8/2016	2/26/2016
16	S000043484	EuroPac International Dividend Income Fund	Oct. 31	1/8/2016	2/26/2016
17	S000028332	EuroPac International Value Fund	Oct. 31	1/8/2016	2/26/2016
18	S000030105	GaveKal KL Allocation Fund	Aug 31	11/9/2015	12/29/2015
19	S000041245	Gratry Internaional Growth Fund	May 31	8/7/2015	9/28/2015
20	S000030132	Ironclad Managed Risk Fund	Sept 30	12/9/2015	1/28/2016
21	S000041272	Oak Ridge Dividend Growth Fund	May 31	8/7/2015	9/28/2015
22	S000041273	Oak Ridge Growth Opportunity Fund	May 31	8/7/2015	9/28/2015
23	S000046370	Oak Ridge Large Cap Growth Fund	May 31	8/7/2015	9/28/2015
24	S000046371	Oak Ridge Small Cap Growth Fund	May 31	8/7/2015	9/28/2015
25	S000039530	Oakseed Opportunity Fund	Dec 31	3/10/2016	4/29/2016
26	S000042252	Ramius Event Driven Equity Fund	Aug 31	11/9/2015	12/24/2015

	811-21719	INVESTMENT MANAGERS SERIES TRUST	FYE	NCSR	485B
27	S000039553	Riverbridge Eco Leaders Fund	Nov 30	2/5/2016	3/29/116
28	S000039554	Riverbridge Growth Fund	Nov 30	2/5/2016	3/29/2016
29	S000041250	Segall Bryant & Hamill All Cap Fund	June 30	9/8/2015	10/28/2015
30	S000041251	Segall Bryant & Hamill Small Cap Value Fund	June 30	9/8/2015	10/28/2015
31	S000050603	Segall Bryant & Hamill Emerging Markets Fund	Oct 31	1/8/2016	2/26/2016
32	S000050604	Segall Bryant & Hamill International Small Cap Fund	Oct 31	1/8/2016	2/26/2016
33	S000041405	SilverPepper Commodity Strategies Global Macro Fund	June 30	9/8/2015	10/29/2015
34	S000041406	SilverPepper Merger Arbitrage Fund	June 30	9/8/2015	10/29/2015
35	S000041213	WCM Focused Emerging Markets Fund	Apr 30	7/7/2015	8/28/2015
36	S000041214	WCM Focused Global Growth Fund	Apr 30	7/7/2015	8/28/2015
37	S000032897	WCM Focused International Growth Fund	Apr 30	7/7/2015	8/28/2015
38	S000043678	West Loop Realty Fund	Dec 31	3/10/2016	4/29/2016

Inactive funds on EDGAR

1.	Update the status of the below liquidated or reorganized funds as “inactive” on EDGAR:

S000036261	EP Strategic US Equity Fund	Final NSAR filed 4/30/15
S000033205	EuroPac Hard Asset Fund	Final NSAR filed 4/30/15
S000041961	Fountain Short Duration High Income Fund	Liquidated 3/27/15
S000029319	Ramius Hedged Alpha Fund	Liquidated 9/4/15
S000038428	Ramius Strategic Volatility Fund	Liquidated 9/4/15
S000037526	Perimeter Small Cap Opportunities Fund	Final NSAR filed 5/31/15
S000042252	Ramius Event Driven Equity Fund	Liquidated Feb. 1, 2016

Response: The above funds have been updated as “inactive” on EDGAR as requested.

Expense recoupment period

2.	The Funds’ prospectuses and the “Notes to Financial Statements” state the respective Fund’s advisor is permitted to seek reimbursement from the Fund of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. The SEC staff’s position is that recoupment of waived fees and reimbursed expenses is probable if the recoupment period is in excess of three years, the Fund should record a liability for the repayment of waived fees or expense payments to the advisor pursuant to FASB ASC 946-20-25-4 (see non-authoritative minutes of the AICPA Investment Companies Expert Panel calls for April 11, 2011 and March 1, 2012 and Section 8.08 and 8.09 of the AICPA Audit & Accounting Guide for Investment Companies, the “AAG”). .

Response: As stated in Section 8.09 of the AAG, a fund is obligated to repay a servicer for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. It further states that “many substantive conditions could cause the fund to have no obligations to the servicer, including failure to attract assets, significant redemptions of shares by investors, market depreciation, and significant increases in other expenses, all of which could drive expenses up to or beyond the maximum under which payment would otherwise be made.” While the Funds’ expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the slightly longer period has little or no bearing on a Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio to a low enough level to permit repayment. Even if a fund were able to achieve such an asset level, there is no certainty that the fund is able to maintain those assets for the duration of the recoupment period due to the substantive conditions cited above which are outside of the controls of the fund. Therefore, the Registrant does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2.

Advisory Research MLP & Energy Infrastructure Fund and Advisory Research MLP & Energy Income Fund (the “MLP Funds”) November 30, 2015 Annual Report

3.	The Statements of Changes in Net Assets reported distributions from “return of capital”, confirm in the response letter that the MLP Funds complied with Section 19(a) of the Investment Company Act of 1940. In addition, please replace the phrase “income dividend” with “distributions” on materials available on the Funds’ website since distributions made by MLP funds generally include return of capital.

Response: As the MLP Funds can only determine the final sources of their distribution when the underlying investments disclose such information typically in January. The source of the return of capital distribution was determined in January when such information was made available from its underlying investments. The return of capital distribution was reported on the MLP Funds’ 2015 tax statement sent to shareholders.

The requested change has been made to the materials describing fund distributions on the MLP Funds’ website.

Advisory Research International Small Cap Value Fund Prospectus dated March 1, 2016

4.	The “Fees and Expenses” table reported a 0.05% fee waiver and 1.20% for “Total annual fund operating expenses after waiving fees and/or expense reimbursements” for the Investor Class. Please explain why there is a fee waive if the Investor Class total expense is below the 1.30% expense limit as disclosed in Note 2 to the “Fees and Expenses” table.

Response: The Fund’s Investor Class 1.30% expense limit includes a maximum 0.15% shareholder servicing fee applicable only to Investor Class shares (i.e., the expense limit is 1.15% excluding the 0.15% shareholder servicing fee specific to the Investor Class shares). As reported on the “Fees and Expenses” table, the Fund’s total annual operating expense excluding shareholder servicing fee and before fee waivers was 1.20% (0.90% management fee plus 0.30% “all other expenses”), 0.05% above the 1.15% expense limit excluding shareholder servicing fee, hence, the 0.05% fee waiver. During the Fund’s fiscal year ended October 31, 2015, the Investor Class shares only incurred 0.04% in shareholder servicing fee. Therefore, Investor Class shares total annual operating expenses after fee waivers were 1.20% comprised of 1.15% total annual operating expenses after fee waivers and excluding shareholder servicing fee, 0.04% shareholder servicing fee, and 0.01% acquired fund fees and expenses.

Oak Ridge Small Cap Growth Fund and Oak Ridge Large Cap Growth Fund May 31, 2015 Annual Report

5.	Each of the Oak Ridge Small Cap Growth Fund and the Oak Ridge Large Cap Growth Fund (the “Oak Ridge Funds”) had significant investments, 31.6% and 28.7%, respectively, in the Technology sector as of Mary 31, 2015. There were no disclosures of relevant technology sector risks in the principal risk section of the prospectus.

Response: The investments classifications used in the Funds’ shareholder reports are at the sector level, which are broader and generally include more than one industry and sub-industries. The Oak Ridge Funds will consider adding technology sector and related risks disclosures in their next annual prospectus update. However, please note that the Oak Ridge Funds do not have a policy to concentrate in any one industry or group of industries, which are more precise than the sector level. In addition, the investment sector classifications listed in the semi-annual and annual reports are only an indication of a fund’s investments at its fiscal year end, it should not be used to imply that the fund has a policy to concentrate in any one particular industry.

Segall Bryan & Hamill Emerging Markets Fund and Segall Bryant & Hamill International Small Cap Fund (the “SBH Funds”) October 31, 2015 Annual Report

6.	The Segall Bryant & Hamill Emerging Markets Fund (the “SBH Emerging Markets Fund) had approximately 40% investments in exchange-traded-funds (“ETFs”) as of October 31, 2015. Please explain why there were no Acquired fund fees and expenses (“AFFE”) reported on the Fees and Expenses table of the prospectus dated March 1, 2016.

Response: The SBH Emerging Markets Fund acquired the assets and liabilities of the Philadelphia International Emerging Markets Fund (the “Predecessor Fund”) on October 30, 2015, shortly before the SBH Emerging Markets Fund’s October 31st fiscal year end. In connection with the reorganization, the Predecessor Fund acquired the ETF investments as temporary means for the fund to gain exposure to certain foreign markets while awaiting new accounts to be set up under the successor fund in those foreign markets. Therefore, the SBH Emerging Markets Fund only held those ETFs for a very short period of time, 3-5 business days during its October 31, 2015 fiscal year. As a result of the short holding period, the aggregate AFFE of those ETFs were less than 0.01% of the average net assets of the SBH Emerging Markets Fund.

7.	The Agreement and Plan of Reorganization of the SBH Funds states that the expenses with respect to the reorganizations “shall be paid by the Acquiring Fund Adviser.” Please explain the offering costs reported in the SBH Funds’ October 31, 2015 annual report.

Response: The offering costs represent legal fees for preparing the initial registration statement of the SBH Funds as new series of Investment Managers Series Trust. Pursuant to Section 8.25 of the AICPA Audit & Accounting Guide for Investment Companies, “legal fees for preparing the initial registration statement are an offering cost.”.

Ironclad Managed Risk Fund September 30, 2015 Annual Report

8.	The Ironclad Managed Risk Fund (the “Ironclad Fund”) had 68% investment in the UMB Money Market Fiduciary as of September 30, 2015. There was no discussion of this significant investment in the Management’s Discussions of Fund Performance (“MDFP”) letter in the annual report. In addition, please (1) disclose this significant investment in the Ironclad Fund’s prospectus under principal investment strategies, (2) include the financial statements of the UMB Money Market Fiduciary in the Ironclad Fund’s future shareholder reports, and (3) confirm that the investments in the UMB Money Market Fiduciary were not restricted or pledged.

Response: The UMB Money Market Fiduciary is an interest bearing deposit account maintained by the fund’s custodian, UMB Bank, n.a. It is not a registered investment company or publicly traded. The UMB Money Market Fiduciary account is a “cash sweep” vehicle in which the Ironclad Managed Risk Fund invests its available cash. The Fund’s advisor determined that the Fund’s options positions, not its cash holdings, attributed to the Fund’s performance which were discussed in the MDFP.

The Ironclad Fund will consider adding disclosures to clarify that it may hold a significant portion of its assets in cash and cash equivalents to collateralize its written options contracts under principal investment strategies section of the prospectus. The UMB Money Market Fiduciary is a deposit account therefore, does not have financial statements. The Fund confirms that its investments in the UMB Money Market Fiduciary account were not restricted or pledged.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact the undersigned. Thank you.

Sincerely,

/s/RITA DAM
Rita Dam
Investment Managers Series Trust
Treasurer
626-914-1041